UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Feast & Fettle Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Rhode Island

     Date of organization
     September 21, 2015

Physical address of issuer
881 Waterman Ave, East Providence, RI 02914

Website of issuer
https://www.feastandfettle.com/

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$366,326.00	$6,860.00
Cash & Cash Equivalents	$75,216.00	$1,086.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$97,507.00	$0.00
Long-term Debt	$183,447.00	$9,586.00
Revenues/Sales	$442,071.00	$230,926.00
Cost of Goods Sold	$182,516.00	$78,538.00
Net Income	-$124,559.00	-$25,031.00


April 29th, 2019

FORM C-AR

Feast & Fettle Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Feast & Fettle Inc., a Rhode Island Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.feastandfettle.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29th, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Feast & Fettle Inc. (the "Company") is a Rhode Island Corporation, formed on September 21, 2015. The Company was formerly known as Feast & Fettle LLC. The Company is currently also conducting business under the name of Feast & Fettle.

The Company is located at 881 Waterman Ave, East Providence, RI 02914.

The Company's website is https://www.feastandfettle.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Feast & Fettle is a subscription-based, prepared meal delivery business. Each week members select a variety of entrees and sides to be prepared, cooked and delivered directly to their doors.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Rhode Island on July 27, 2018 and were formerly organized as a Rhode Island limited liability company organized on September 21, 2015.

Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of

others and failure to do so could compromise our competitive position and adversely impact our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are dependent on frequent deliveries of food products that meet our specifications.

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in by our service. If our customers become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce]. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our customers.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing market, and will be critical to our success as we enter new market. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

• food safety concerns., including food tampering or contamination;

• food-borne illness incident:

• the safety of the food commodities we use, particularly beef;

• security breaches of confidential customer or employee information;

• employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

• government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospect or business. The harm may be immediate without affording us an opportunity for redress or correction.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters a food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our product or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirement, trade and pricing practices, tax, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We serve a wide variety of entrees and side selections. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating result. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
Tn particular, the Company is dependent on Carlos Ventura (CEO) and Margaret Mulvena (Founder and Executive Chef). The Company has or intends to enter into employment agreements with Carlos Ventura and Margaret Mulvena although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Carlos Ventura and Margaret Mulvena or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Carlos Ventura (CEO) and Margaret Mulvena (Founder and Executive Chef) in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Carlos Ventura and Margaret Mulvena die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business inforn1ation misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standard may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of inforn1ation residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security

measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our product and services, which could adversely affect our operating margins, revenues and competitive position.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our product:

• the introduction of competitive products;

• changes in consumer preferences among meal delivery products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effect of farming and food production;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding meal delivery products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threat of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our product; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our production facility is located on leased premises. Our lease has a term of 5 years and provides for two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the production facility, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient ca h flow from operating activities, we may not be able to service our lease expenses.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally lower during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Feast & Fettle is a subscription-based, prepared meal delivery business. Each week members select a variety of entrees and sides to be prepared, cooked and delivered directly to their doors.

Business Plan

Feast & Fettle is committed to putting great food on the table every night for more and more members as our business grows and matures. Our strategy is one that seeks to be balanced, driving expansion through organic acquisition and broadened geographical coverage, whilst never sacrificing our product quality or user-experience in the process.

The Company aims to continue to develop in-house technologies and, combined with its ability to create unique recipes at scale, will seek to retain and acquire members in current and future geographies. We believe in a moderate investment in marketing, coupled with a professional, premium service, is the best combination for long-term success.

As Feast & Fettle transitions into its first private commercial kitchen facility, our plan is to optimize and streamline our production facility operations in order to develop a replicable operating model designed for expansion.

History of the Business

Feast and & Fettle was founded in 2016 with a mission to make working professionals' and families' lives easier by providing people with prepared, premium meals each night. Since then, the Business Company has provided its members with meal options aligned with their households' dietary requirements and preferences. Feast & Fettle provides fresh, seasonal, chef-prepared meals to customers in Rhode Island and Massachusetts.

The Company's Products and/or Services

Product / Service	Description	Current Market
Singles Subscription Plan	Weekly subscription, Serving size 1	• working professionals • Individuals with no desire to cook • Individuals with no desire and/or time to prepare home-cooked meals.
Couples Subscription Plan	Weekly subscription, Serving size 2	• working professionals • dual-income households • couples with no desire and/or time to prepare home-cooked meals
Family Subscription Plan	Weekly subscription, Serving size 4	• working professionals • dual-income households • families with no desire and/or time to prepare home-cooked meals

We currently have no new subscription products in development. However, our menu options change weekly and are dependent on seasonal trends and locally available produce and meat products.

We deliver our meals directly to residential homes via our in-house fleet of delivery drivers.

Competition

The Company's primary competitors are other prepared food delivery businesses, meal kit providers and takeout delivery services. Some of the Company's competitors include Freshly, Prepped, The Foodery, and Fresh N Lean.

We compete with other food and meal-delivery companies, as well as a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats), conventional supermarkets, other food retailers, and online supermarket retailers. In addition, we compete with food manufacturers, consumer packaged goods companies, providers of logistics services, and other food and ingredient producers. Any geographical expansion of our business will present additional challenges from competition unique to each new market, compounded by the fact that we currently do not have experience offering our products outside of the United States. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our menu and the unique experience we offer our members.

Customer Base

Our members are typically middle-to-upper class households that are health-conscious and value time and convenience of a meal delivery service.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Processor Retail	State of Rhode Island Department of Health	License	April 1, 2016	April 19, 2016

We are subject to federal, state and local regulations. Our food processing facilities and products are subject to inspection by the various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction) with respect to processing food. Failure to comply with all applicable laws and regulations could subject us or our suppliers to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 881 Waterman Ave, East Providence, RI 02914

The Company conducts business in Massachusetts.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carlos Ventura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer | Start: January 2018 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer | Start: January 2018 | End: Current
Responsibilities:
- Management
- Corporate Development, Finance
- Sales & Marketing
- Operations, Tech

Name
Margaret Mulvena

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Executive Chef | Start: April 2016 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Chef | Start: April 2016 | End: Current
Responsibilities:
- Product Management
- Quality Control
- Research & Design
- Kitchen Production

Name
Nicole Oliveira

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, General Manager | Start: April 2016 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Manager | Start: April 2016 | End: Current
Responsibilities:
- Operations
- Administration
- HR & People

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Carlos Ventura

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer | Start: January 2018 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer | Start: January 2018 | End: Current
Responsibilities:
- Management
- Corporate Development, Finance
- Sales & Marketing
- Operations, Tech

Name
Margaret Mulvena

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Executive Chef | Start: April 2016 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Chef | Start: April 2016 | End: Current
Responsibilities:
- Product Management
- Quality Control
- Research & Design
- Kitchen Production

Name
Nicole Oliveira

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder, General Manager | Start: April 2016 | End: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Manager | Start: April 2016 | End: Current
Responsibilities:
- Operations
- Administration
- HR & People

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Note A
Amount outstanding	$20,000
Voting Rights	NA
Anti-Dilution Rights	NA
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	Convertible Note B
Amount outstanding	$10,000
Voting Rights	NA
Anti-Dilution Rights	NA
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	No-Par Common Stock Common Stock
Amount outstanding	799,999 shares
Voting Rights	Voting rights as per approved Shareholder Agreement
Anti-Dilution Rights	Right of first refusal.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Securities issued pursuant to Regulation CF:

Type of security	Microventures Crowd Note (Reg CF) Crowd Notes
Amount outstanding	$64,375
Voting Rights	NA
Anti-Dilution Rights	NA

The Company has the following debt outstanding:

Type of debt	Friends & Family Loan
Name of creditor	D. Coleman
Amount outstanding	$25,000.00
Interest rate and payment schedule	9%
Maturity date	September 23, 2023

Type of debt	Personal Loan
Name of creditor	Lynn G. Hoy
Amount outstanding	$3,327.00
Interest rate and payment schedule	10%
Maturity date	September 23, 2023

Type of debt	Promissory Note
Name of creditor	SEG LOAN FUND, LLC
Amount outstanding	$25,000.00
Interest rate and payment schedule	5% Interest Only. Bubble Payment at Maturity.
Maturity date	February 21, 2021

Type of debt	Equipment Loan
Name of creditor	Navitas
Amount outstanding	$23,311
Interest rate and payment schedule	14.795%
Maturity date	NA
Other material terms	Owner loan. Repaid in full in January 2019.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	64,375	$64,375	Intermediary Fees, Kitchen Buildout	August 2nd, 2018	Regulation CF

Ownership

A majority of the Company is owned by the three founding partners. Those people are Margaret Mulvena (30.8%), Carlos Ventura (34.8%), and Nicole Oliveira (14.5%). The remaining (20.0%) of the Company is owned by seven (7) minority investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Carlos Ventura	34.8%
Margaret Mulvena	30.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate a substantial portion of all of our revenue from our subscription business. For the year ended December 31, 2017, we recorded revenue of $230,926, and net income of ($12,328). For the year ended December 31, 2017, we recorded revenue of $442,071, and net income of ($124,559). The reason behind the increase in revenue is primarily due to expenses associated with building a new website and commercial kitchen.

The Company intends to achieve profitability by pursuing the following objectives:
- continuing to acquire new customers and expanding into new delivery geographies
- maintaining current retention rates,
- benefiting from our new kitchen space with fixed rental costs, and
- general benefits of operating leverage for a business that is scaling.

Liquidity and Capital Resources

On August 2nd, 2018 the Company conducted an offering pursuant to Regulation CF and raised $64,375.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Line of credit: $50,000
Convertible Note A: $20,000
Convertible Note B: $10,000

Capital from Common Shareholder Investment: $125,000

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Rockland Acres Investment, LLC
Relationship to the Company	Rockland Acres Investment, LLC is a family trust partially owned by the mother of Margaret Mulvena
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Rockland Acres Investment, LLC holds 0.99% of the common shares outstanding after its investment in the Company at inception.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Carlos Ventura
(Signature)

Carlos Ventura
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Feast & Fettle - Income Statement
For the Year Ended December 31 , 2018

<u>**2018**</u>

Operating Income

Sales	$	442,071
Cost of Goods Sold	$	(182,516)
Gross Profit	$	**259,555**

Operating Expenses

Salary	$	(117,182)
Genereal & Admin	$	(86,945)
Rent	$	(39,374)
Office & Kitchen Supplies	$	(8,790)
Delivery Costs	$	(9,532)
Subscription, Software & Tech	$	(38,070)
Insurance	$	(9,786)
Marketing	$	(34,050)
Professional Fees	$	(13,182)
Other	$	(3,238)
Total Operating Expenses	$	**(360,149)**
Depreciation & Amortization	$	(15,577)
Interest Expense	$	(8,391)
Net Income	$	**(124,559)**

Feast & Fettle - Balance Sheet
December 31 , 2018

		2018
ASSETS		
Current Assets	$	77,739
Cash	$	75,683
Security Deposits	$	2,056
Non-Current Assets	$	265,402
Equipment, Automobiles	$	105,181
Leasehold Improvements	$	160,221
Website	$	45,000
Accumulated Depreciation	$	(21,814)
Total Assets	$	366,327
LIABILITIES & EQUITY		
Short Term Debt	$	97,507
Accounts Payable	$	97,507
Long Term Debt	$	89,072
Equipment, Automobile Loan	$	39,072
SEG LLC	$	25,000
D. Coleman	$	25,000
Convertible Notes	$	94,375
Shareholders Equity	$	85,373
Contributed Capital	$	209,932
Cumulative Retained Earnings	$	(124,559)
Total Liabilities & Shareholders Equity	$	366,327